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                                                                    EXHIBIT 12.1

                          Central Maine Power Company
             Consolidated Computation of Earnings to Fixed Charges
                            (Dollars in Thousands)



For Twelve Months Ending

                                                         June 30,     Dec. 31,     Dec. 31,     Dec. 31,     Dec. 31,     Dec. 31,
                                                           1997         1996         1995         1994         1993          1992
                                                        ----------   ----------   ----------   ----------   ----------   ---------
Earnings:
   Net income                                       $    36,767    $  60,230    $  37,978    $   (23,263)  $  61,303    $   63,583
   Federal and state income taxes                        13,328       32,021       16,032        (14,144)     22,589        18,435
   Fixed Charges                                         50,224       51,628       52,559         51,057      48,944        55,998
                                                     ----------    ---------    ---------     ----------    --------    ----------
      Registrant's Subtotal                             100,319      143,879      106,569        13,650      132,836       138,016

Majority-owned companies:
   Minority interest in income                               46           48           23            23           23            23
   Federal and state income taxes                         1,181        1,435          974         2,135          874         1,290
   Fixed charges                                             77           20            1             1            1             1
Less - Undistributed income of less than
   50% - owned subsidiaries                               2,008          315        1,335           (76)         206           (59)
                                                     ----------    ---------    ---------     ----------    --------    ----------
      Total                                         $    99,615    $ 145,067    $ 106,232    $   15,885    $ 133,528    $  139,389
                                                     ==========    =========    =========     =========    =========    ==========

Fixed Charges:
   Interest on long-term debt                       $   42,096     $  43,611    $  45,823     $  41,968    $  39,321    $   44,275
   Amortization of debt discount and
     expense, less premium                               1,153         1,348        1,328           994          607           522
   Interest on short-term debt and other
     interest                                            4,693         4,341        3,244         5,887        6,784         8,844
   Interest component of rental
     charges (Note A)                                    2,282         2,328        2,164         2,208        2,232         2,357
                                                     ----------    ---------    ---------     ----------    --------    ----------
      Registrant's Subtotal                             50,224        51,628       52,559        51,057       48,944        55,998
   Fixed charges of majority - owned
     companies                                              77            20            1             1            1             1
                                                     ----------    ---------    ---------     ----------    --------    ----------
                                                    $   50,301     $ 51,648    $   52,560     $  51,058    $  48,945    $   55,999
                                                     =========    =========    ==========    ==========    =========    ==========

Ratio of Earnings to Fixed Charges                         2.0          2.8           2.0           0.3          2.7           2.5
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Note A:  The interest component of rental charges includes the estimated interest component of certain lease rental and one-third of all other rentals.